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											Exhibit D-1

BEFORE THE
PENNSYLVANIA PUBLIC UTILITY COMMISSION

In Re:  Application of The Peoples 		:
Natural Gas Company for the approval	:
of the transfer of property used or		:	Application Docket No.
useful in the public service to CNG		:	____________________
Producing Company, an affiliate of the	:
Applicant.				      	:

TO THE PENNSYLVANIA PUBLIC UTILITY COMMISSION:

	AND NOW, this 11th day of February, 1998, comes The Peoples Natural Gas Company (PNG), by its counsel, pursuant to the provisions of the Public Utility Code, 66 Pa. C.S. Sections 1102 and 1103, and pursuant to the provisions of 66 Pa. C.S. Sections 2101 and 2102, and requests the Commission to approve the sale of property from it to its affiliate, the CNG Producing Company (CNGP), and assigns the following reasons therefor:

	 1.	 The name and address of the Applicant are:

				The Peoples Natural Gas Company
				625 Liberty Avenue
				Pittsburgh, PA 15222-3197
			   (412) 497-6635

	 2. The names and addresses of the Applicant's attorneys are as follows:

		   Margaret H. Peters				   Joseph J. Malatesta, Jr.
		   The Peoples Natural Gas Company   Kevin J. McKeon
		   625 Liberty Avenue				   Malatesta Hawke & McKeon
		   Pittsburgh, PA   15222-3197	   100 North Tenth Street
		   (412) 497-6892					       P.O. Box 1778
								                   Harrisburg, PA  17105
								                   (717) 236-1300
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	 3.	 PNG, a Pennsylvania corporation with its principal place of business located in Pittsburgh, Pennsylvania, is organized under the Act of
Assembly approved May 29, 1885.  The present corporation results from a consolidation with the Columbia Natural Gas Company made effective by
Letters of Patent issued by the Governor of the Commonwealth on December
31, 1938.  The corporation has adopted the Pennsylvania Business
Corporation Law of May 5, 1933, P.L. 364, as amended, and it is vested with authority to produce, purchase, and transport natural gas in the territory and along the pipeline routes described in its original Certificate of
Incorporation and the various consolidation agreements and amendments on file in the Office of the Secretary of the Commonwealth, and to store and supply natural gas and to render natural gas service to the public in the counties of Allegheny, Armstrong, Beaver, Blair, Butler, Cambria, Clarion,
Fayette, Greene, Huntingdon, Indiana, Jefferson, Lawrence, Mercer, Venango,
Washington, and Westmoreland.  A list of all of the communities served by
PNG is attached to the instant application as Exhibit "A."

	4. CNGP, headquartered in New Orleans, Louisiana with offices in Pennsylvania, West Virginia, Oklahoma, Utah and Texas, is a Delaware corporation involved in the exploration for and production of natural gas and oil, the majority of which operations are located in the Gulf Coast and Gulf of Mexico areas and in the Appalachian region. CNGP was incorporated in 1972 and now owns an interest in 521 offshore wells, 3,274 onshore wells, and approximately 1 million net acres of leases in nineteen states and in Canada, and has reserves of 1 trillion cubic feet of natural gas and 50 million barrels of oil.

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	5.  PNG and CNGP are both wholly owned subsidiaries of Consolidated
Natural Gas Company, a public utility holding company headquartered in Pittsburgh, Pennsylvania.

	6. The number of consumers, by classes, to whom PNG furnishes public service is as follows: 317,490 residential customers; 28,940 commercial customers; 200 industrial customers, and 2 customers that buy gas for resale, for a total of 346,632 customers.

	7. There are attached hereto as Exhibit "B" balance sheets of PNG and CNGP as of November 30, 1997.

	8. There are attached hereto as Exhibit "C" income accounts of PNG and CNGP as of November 30, 1997.

	9. All the annual reports, tariffs, certificates of notification, applications for certificates of valuation, applications for approval of the issuance of securities, and securities certificates, filed with your Honorable Commission by PNG and CNGP and by their predecessor, constituent, and affiliated companies are made part hereof by reference.

	10. PNG intends to sell and CNGP intends to buy all of PNG's interests in natural gas wells owned in whole or in part by PNG, all of which are located in western Pennsylvania. PNG owns a 100% or less interest in 1,421 gross wells, or a 100% interest in 925 net wells, with


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reserves of approximately 41.9 Bcf.  In addition, CNGP will purchase the associated oil and gas leases covering 174,698 acres, all contracts and agreements to the extent that they affect the said oil and gas leases, the related measurement equipment, and certain portions of gathering lines, as well as other miscellaneous attached equipment. CNGP also agrees to assume all responsibility for plugging and abandoning all of PNG wholly owned wells and to share (with PNG's co-owners) in the costs of plugging and abandoning wells that PNG has a partial interest in. CNGP agrees to accept further liabilities, associated with tort or environmental claims, as more fully set forth in the Asset Sales Agreement, a copy of which has been attached hereto as Exhibit "E."

	CNGP has also agreed to sell to PNG an amount of gas to PNG equal to the production from the wells transferred hereunder based on production reserve estimates from an independent third party for six twelve-month periods commencing with the date of transfer of the properties to CNGP at a price equal to the following:

							Cost per Mcf
	Year One						$1.47
	Year Two						1.73
	Year Three						1.85
	Year Four						2.20
	Year Five						2.36
	Year Six						2.63

The above prices are based on PNG's projected unit cost of production assuming that PNG would continue to own and operate the assets that are the subject of this application.


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	There are no customers of PNG served from the portions of gathering line which are being acquired by CNGP and, therefore, there are no customers being transferred.

  	11. The consideration for the transfer of property used or useful in the public service is cash in the amount of $14.5 million, which represents the net book value of all the wells, leases, associated contracts and agreements, measurement equipment, pipelines, and miscellaneous equipment that are a part of this transaction as shown on PNG's books of accounts as of November 30, 1997, which net book value will be adjusted for further depreciation at the time of closing.

	CNGP has also agreed to pay to PNG an amount equal to any incremental state and federal deferred income taxes that become due and payable as a result of the consummation of the purchase and sale contemplated in this application.

	12. There are attached hereto as Exhibit "D" statements of all the fixed capital, or plant, to be transferred, which show (a) the book value thereof; (b) the original cost thereof when first devoted to public use, plus additions and less retirements; (c) the actual cash or cash equivalent cost thereof to PNG; (d) the amount of depreciation reserve, or reserve for renewals or replacements, applicable to said book cost; and (e) the depreciation requirements applicable to the actual cash or cash equivalent cost to PNG, if such actual cost is not identical with the book value.


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	13.  There are attached hereto as Exhibit "F" pro forma balance sheets as of November 30, 1997 of CNGP and PNG giving effect to the transfer of property used or useful in the public service.

	14. There is attached hereto a pro forma consolidated income statement of PNG and CNGP as Exhibit "G" for the twelve months ended November 30, 1997.

	15. There are attached hereto as Exhibit "H" certified copies of the meeting minutes of the boards of directors of transferor and transferee authorizing the transfer herein proposed.

	16. There will be no impact on the service provided to PNG's customers. No customers are being transferred under this transaction.

	17. Because the sale of these wells and related properties by PNG to CNGP will reduce PNG's costs by the associated production cost of service, PNG is proposing that its retail rates and certain of its transportation rates be reduced by the same amount. The total proposed rate reduction is $0.0884/mcf. Tariff sheets reflecting the proposed reduction to rates are attached hereto as Exhibit "I."

	In addition, as a result of CNGP's agreement to sell to PNG an equivalent amount of gas equal to PNG's estimated production (had PNG remained the owner and operator of the production assets) at PNG's projected unit cost of production for the first six years of the agreement,

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PNG's ratepayers will be unaffected by the sale of production assets to
CNGP for the first six year period. After the initial six year period, PNG projects that the cost of production will exceed the cost of purchasing gas supplies on the market; and the difference in the market prices from the projected cost of production will accrue as a direct benefit to PNG's retail ratepayers.

	18.  The reasons for the proposed transfer are as follows:

		a. Consolidated Natural Gas Company (CNG), the parent corporation and sole shareholder of both PNG and CNGP, is in the process of centralizing certain office functions and realigning assets and work functions throughout the CNG system. As part of this effort, PNG is asking for authorization to sell its production assets to the CNG subsidiary whose core business is exploration and production of natural gas, namely, CNGP. Consistent with this approach, in 1996, Hope Gas, Inc., a public utility operating in West Virginia which is also, like PNG, a wholly-owned subsidiary of CNG, sought and received authorization from the West Virginia
Public Service Commission to sell its production facilities to CNGP. PNG's request for authorization to sell its production facilities to CNGP is a continuation of the CNG strategy of aligning similar assets within one corporate entity.

		b.  At the same time, PNG wishes to refocus its interest, energy and resources on its core business, which is delivering retail and


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transportation services to its over 340,000 customers throughout western
Pennsylvania. When PNG first engaged in selling natural gas to endusers in 1885, all the gas sold was produced from PNG's own wells. Over the last 112 years, PNG's dependence on its own production as part of its supply mix has been drastically reduced, with the advent of interstate pipelines and the development of a flourishing spot market, so that PNG's own production now accounts for only 6 % of its system supply today. Because of the increased availability of gas supplies and access to transportation capacity to get these supplies onto PNG's system since PNG first started its business, PNG's production is not necessary for PNG to be able to continue to obtain reliable gas supplies in the future.

		c.  PNG has not invested any capital in drilling new gas wells since
1982.  Since then, PNG's remaining wells continue to deplete their reserves, and many of them are reaching an age where, without substantial capital investments to rework them, these wells will have to be plugged and abandoned at substantial cost.  By transferring these production assets to
CNGP, the responsibility for reworking the wells and ultimately plugging and abandoning the wells will be shifted from PNG and its ratepayers to
CNGP.

		d.  Over the last ten years, an increasing number of PNG's endusers have begun purchasing their own gas supplies for PNG to transport to them, and today approximately 49%  of the volumes of gas consumed on PNG's system



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are transported to endusers.  With this reduction in demand for retail service, PNG's need to acquire natural gas for system supply purposes has been substantially reduced.

	WHEREFORE, for all of the foregoing reasons, The Peoples Natural Gas Company prays your Honorable Commission to approve the aforesaid transfer.

							__________________________________
								Margaret H. Peters, Esquire
								Joyce C. Dailey, Esquire
								625 Liberty Avenue
								Pittsburgh, PA   15222-3197
								(412) 497-6892

								Joseph J. Malatesta, Jr.
								Kevin J. McKeon
								Malatesta Hawke & McKeon
								100 North Tenth Street
								P.O. Box 1778
								Harrisburg, PA  17105
								(717) 236-1300

								Counsel for:
								The Peoples Natural Gas Company


Dated:   February ____, 1998